FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of August, 2007
Commission File Number: 000-33143
CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)
Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

CLAXSON INTERACTIVE GROUP INC.
Form 6-K
TABLE OF CONTENTS

Item	Page

Item 1. Press Release Announcing Consummation of Sale of Ibero American Radio Chile to Prisa	3

Signatures	4

Item 1. Press Release Announcing Consummation of Sale of Ibero American Radio Chile to Prisa
Claxson sells IberoAmerican Radio Chile to Prisa
Buenos Aires, Miami, August 1, 2007. Claxson, the multimedia company that provides and distributes branded entertainment content to Spanish and Portuguese audiences around the world, announced that on July 31, 2007, after obtaining regulatory approval by Chilean antitrust authorities the company closed the sale of IberoAmerican Radio Chile to Grupo Latino de Radiodifusión, an affiliate of Prisa Group.
As a result of this transaction, all radio networks of IberoAmerican Radio Chile (Pudahuel FM, Rock & Pop, Corazón, FM Dos, Concierto, Futuro, FM Hit and Imagina) will be controlled by Grupo Latino de Radiodifusión. The total purchase price for IberoAmerican Radio Chile was US$ 74.6 Million.
“We are very pleased about this transaction with Prisa Group. I believe that the management of IberoAmerican Radio Chile has played a key role in the success of the radio networks and the creation of shareholder value. I am very proud to have worked with them all these years”, said Roberto Vivo, Claxson’s Chairman and CEO.
About Claxson
Claxson Interactive Group, Inc. (XSONF.PK) is a multimedia company that provides and distributes branded entertainment content to Spanish and Portuguese audiences around the world. The company has a portfolio of branded entertainment options distributed on multiple platforms, including pay TV, radio and Internet. The company’s headquarters are located in Buenos Aires and Miami, and it has a presence in the U.S. and all major Latin American and Iberian countries, including Argentina, Mexico, Chile, Brazil, Spain and Portugal, among others. Claxson’s principal shareholders are the Cisneros Group of Companies and funds affiliated with Hicks, Muse, Tate & Furst Inc.
Contact
Juan Iramain — VP, Communications & PR — 54 11 4339 3701 — jiramain@claxson.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC.
(Registrant)

Date: August 3, 2007	By:	/s/ Roberto Vivo-Chaneton
		Name:	Roberto Vivo-Chaneton
		Title:	Chief Executive Officer

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